                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 9)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.            ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                    IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,              1800 AVENUE OF THE STARS,
        20TH FLOOR                          SUITE 900
        COSTA MESA, CA  92626               LOS ANGELES, CA 90067
        (714) 540-1235                      (310) 203-7659

                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

        The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

         On January 30, 1998, the tender offer to which the Statement, as amended, relates, was terminated by Emeritus.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

        On January 26, 1998, the Federal Court issued an order denying the Company's motion for a preliminary injunction. A copy of such order is filed as
Exhibit 99.1 hereto and incorporated herein by reference.

        On January 26, 1998, the State Court issued a ruling denying Emeritus' request for a preliminary injunction. A copy of the Court's order, dated January 29, 1998, is filed as Exhibit 99.2 hereto and incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

        The response to Item 9 is hereby amended by adding the following new exhibit:

        99.1 Order Re Preliminary Injunction in ARV Assisted Living, Inc. v. Emeritus Corporation, case no. SA-CV-98-9-LHM (EEx), entered January 26, 1998.

        99.2 Order Denying Plaintiff's Motion for Preliminary Injunction in Emeritus Corporation v. ARV Assisted Living, Inc., case no. 787788, filed January 29, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ARV ASSISTED LIVING, INC.

                            By: /s/ BERNARD WHEELER-MEDLEY
                                --------------------------------------
                                Bernard Wheeler-Medley
                                Assistant Secretary

Dated February 12, 1998

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION                               PAGE NO.
--------------------------------------------------------------------------------

      99.1 Order Re Preliminary Injunction in ARV Assisted Living, Inc. v. Emeritus Corporation, case no. SA-CV-98-9-LHM (EEx), entered January 26, 1998.

      99.2 Order Denying Plaintiff's Motion for Preliminary Injunction in Emeritus Corporation v. ARV Assisted Living, Inc., case no. 787788, filed January 29, 1998.